UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant’s name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

Update to Risk Factors

The following risk factors are provided to update the risk factors of the Company previously disclosed in periodic reports filed with the Securities and Exchange Commission.

We have a history of significant operating losses and expect to incur significant and increasing losses for the foreseeable future; we may never achieve or maintain profitability and investors may lose their entire investment.

We incurred net losses of €34.0 million, €53.3 million and €29.8 million for the years ended December 31, 2020, 2019 and 2018, respectively. In addition, our accumulated deficit as of December 31, 2020 was €168.3 million.

We expect our net losses to increase as we advance vilobelimab (previously known as “IFX-1”) into additional, as well as larger and later-stage, clinical trials. To date, we have not commercialized any products or generated any revenues from the sale of products, and absent the realization of sufficient revenues from product sales, we may never attain profitability. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

We anticipate that our expenses might increase if and as we:

•
continue to develop and conduct clinical trials with respect to our lead product candidate, vilobelimab, including in connection with the evaluation of any additional clinical development in HS, in connection with the Phase III part of the Phase II/III clinical study in severe COVID-19 in connection with the ongoing Phase II clinical trials in anti-neutrophil cytoplasm antibody associated vasculitis (AAV) and Pyoderma Gangraenosum, or PG as well as planned Phase II studies with vilobelimab in cSCC;

•	initiate and continue research, preclinical and clinical development efforts for any future product candidates, including IFX-2;
•	actively seek to identify additional research programs and additional product candidates;
•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;
•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;
•	require the manufacture of larger quantities of product candidates for clinical development and, potentially, commercialization;
•	collaborate with strategic partners to optimize the manufacturing process for vilobelimab and IFX-2;
•	maintain, expand and protect our intellectual property portfolio;
•	hire and retain additional personnel, such as clinical, quality control and scientific personnel; and
•	add operational, financial and management information systems personnel, including personnel to support our product development and help us comply with our obligations as a public company.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we are, or any future collaborator is, able to obtain marketing approval for, and successfully commercialize, one or more of our product candidates. Successful commercialization will require achievement of key milestones, including completing clinical trials of vilobelimab and any other product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which we, or any of our future collaborators, may obtain marketing approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. Because of the uncertainties and risks associated with these activities, we are unable to accurately predict the timing and amount of revenues, and if or when we might achieve profitability. We and any future collaborators may never succeed in these activities and, even if we do, or any future collaborators do, we may never generate revenues that are large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We expect our financial condition and operating results to continue to fluctuate from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. In order to succeed, we will need to transition from a company with a research and development focus to a company capable of undertaking commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays, and may not be successful in such a transition.

Our failure to become and remain profitable could depress the market price of our common shares and could impair our ability to raise capital, pay dividends, expand our business, diversify our product offerings or continue our operations. If we continue to suffer losses as we have in the past, investors may not receive any return on their investment and may lose their entire investment.

We will need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product discovery and development programs or commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. For example, for the years ended December 31, 2020 and December 31, 2019, we used €37.4 million and €43.2 million, respectively, in net cash for our operating activities, most of which were related to research and development activities. We expect our expenses to increase in connection with our ongoing activities, particularly as we initiate new clinical trials of, initiate new research and preclinical development efforts for and seek marketing approval for, our current product candidates or any future product candidates, including those that we may acquire. In particular, we will incur significant expenses as we conduct our planned clinical trial program and initiate new research and preclinical development efforts. In addition, if we obtain marketing approval for any of our product candidates, we may incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a future collaborator. Furthermore, we expect to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We plan to use our cash on hand primarily to fund our planned clinical trial programs, to initiate new research and preclinical development efforts and for working capital and other general corporate purposes. We will be required to expend significant funds in order to advance the development of vilobelimab in later stages of clinical development, as well as other product candidates we may seek to develop, including IFX-2. We are also evaluating vilobelimab for a number of additional indications. Any future development activities for our pipeline product candidates will depend heavily on the clinical and marketing success of vilobelimab in any indication.

Our existing cash and cash equivalents will not be sufficient to fund all of the efforts that we plan to undertake or to fund the completion of development of any of our product candidates. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, royalty-based financings, collaborations and licensing arrangements or other sources. We do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts and on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of vilobelimab or any of our other product candidates or potentially discontinue operations altogether. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategy.

We believe that our existing cash, cash equivalents and marketable securities will enable us to fund our operating expenses and capital expenditure requirements under our current business plan for at least the next 18 months. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future funding requirements, both short-term and long-term, will depend on many factors, including:

•	the scope, progress, timing, costs and results of clinical trials of, and research and preclinical development efforts for, our current and future product candidates, particularly for vilobelimab;
•	the number of future product candidates and indications that we pursue and their development requirements;
•	the outcome, timing and costs of seeking regulatory approvals;
•
the costs of preparation for commercialization and commercialization activities for any of our product candidates that receive marketing approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and commercial-scale manufacturing capabilities;

•	the effect of competing technological and market developments;
•	subject to receipt of marketing approval, revenue, if any, received from commercial sales of our current and future product candidates;
•	our ability to enter into, and the terms and timing of, any collaborations, licensing or other arrangements;
•	our headcount growth and associated costs as we expand our research and development activities;
•
the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights including enforcing and defending intellectual property related claims; and

•	the costs of operating as a public company.

We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

We commenced operations in 2008. Our operations to date have been limited to establishing our company, raising capital, developing our proprietary anti-C5a technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, vilobelimab. We have not yet demonstrated an ability to successfully complete late-stage clinical trials, obtain marketing approvals, manufacture a commercial-scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will eventually need to transition from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

Potential future expense and revenue may be incurred or derived from outside the European Union, particularly the United States. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the euro and other currencies, particularly the U.S. dollar, which may also have a significant impact on our reported results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

We are at a very early stage in our development efforts, our approach of targeting C5a inhibition is novel and we may not be able to successfully develop and commercialize any product candidates.

Vilobelimab is a novel therapeutic antibody and its potential therapeutic benefit is unproven, and C5a inhibition to treat complement-mediated autoimmune and inflammatory diseases has not been validated. In the completed Phase IIb trial in HS in 2019, vilobelimab did not meet the primary endpoint as it did not demonstrate a statistically significant dose-dependent effect on Hidradenitis Suppurativa Clinical Response (HiSCR) rate at week 16. There is no approved therapy inhibiting C5a activation and, as a result, the regulatory pathway for vilobelimab may present novel issues that could cause delays in development or approval. For example, the results of the Phase IIb trial of vilobelimab call into question the validity of the HiSCR and how to measure the therapeutic benefit of vilobelimab in HS. If we cannot obtain alignment with regulatory authorities on the appropriate way for the further development of vilobelimab in HS, we may be unable to successfully develop, obtain regulatory approval for and commercialize vilobelimab for HS. We have not yet succeeded and may never succeed in demonstrating efficacy and safety for vilobelimab in pivotal clinical trials or in obtaining marketing approval thereafter for HS or any other indication. If we are unsuccessful in our development efforts, we may not be able to advance the development of our product candidates, commercialize products, raise capital, expand our business or continue our operations.

We are heavily dependent on the success of vilobelimab, our lead product candidate, and if vilobelimab does not receive regulatory approval or is not successfully commercialized, our business will be harmed.

We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to vilobelimab, which is currently our only product candidate in active clinical development. Accordingly, our business currently depends heavily on the successful development, regulatory approval and commercialization of vilobelimab. We cannot be certain that vilobelimab will receive regulatory approval or be successfully commercialized even if we receive regulatory approval for any indication, due in part because vilobelimab remains in early stages of clinical development and a Phase IIb trial of vilobelimab in HS failed to reach its primary endpoint. Thus, it may be years before we are in a position to seek regulatory approval for vilobelimab in any indication. Moreover, we may not be successful in our efforts to expand the approval, if any, of vilobelimab for other indications. If we were required to discontinue development of vilobelimab for any indication or if vilobelimab does not receive regulatory approval or fails to achieve significant market acceptance, we would be delayed by many years in our ability to achieve profitability, if ever. In addition, our ability to develop additional product candidates in our pipeline could be significantly hindered.

Clinical failure may occur at any stage of clinical development, and the results of our clinical trials may not support our proposed indications for our product candidates.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and preclinical testing. Moreover, success in clinical trials in a particular indication does not ensure that a product candidate will be successful in other indications, even for the same underlying disease. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after promising results in earlier preclinical studies or clinical trials or successful later-stage trials in other related indications, including in the context of controlling complement activation through C5 and C5a or C5aR inhibition. For example, while others in our industry have attempted to develop C5a-specific antibodies, there is currently no approved therapy inhibiting C5a. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events as well as lack of efficacy and patient benefit as reported by clinical trial investigators. In particular, development of antibodies that target C5a rather than C5 to control complement activation is comparatively novel, and there is currently no approved therapy specifically targeting C5a. As a result, inhibition of C5a rather than C5, which blocks signaling to the two receptors C5aR and C5L2, may have unforeseen consequences or negative results that may lead to clinical failure or withdrawal in later stages of our product candidate development. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical and initial clinical trials for a variety of reasons, including differences in patient populations, changes in trial protocols and complexities of larger, multi-center trials among others. For example, our Phase IIb trial for vilobelimab in HS did not meet its primary endpoint. A failure of a clinical trial to meet its predetermined endpoints may cause us to abandon a product candidate or an indication and may delay development of any other product candidates. Any delay in, or termination of, our clinical trials will delay the submission of the Biologics License Application, or BLA, to the Food and Drug Administration (FDA), the marketing authorization application to the European Medicines Agency (EMA) or other similar applications with other relevant foreign regulatory authorities and, ultimately, our ability to commercialize any of our product candidates and generate revenue.

If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA and other regulators, we, or any future collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates.

We, and any future collaborators, are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Foreign regulatory authorities, such as the EMA, impose similar requirements. We, and any future collaborators, must complete extensive preclinical development and clinical trials to demonstrate the safety and efficacy of our product candidates in humans before we will be able to obtain these approvals.

The clinical development of our product candidates is susceptible to the risk of failure inherent at any stage of product development. It is possible that even if one or more of our product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. For instance, in the Phase IIb Shine trial completed in 2019, we failed to meet the primary endpoint utilizing the HiSCR clinical endpoint, due in part, to a placebo efficacy rate of approximately 47%. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of or intolerability caused by our product candidate, or mistakenly believe that our product candidates are toxic or not well tolerated when that is not in fact the case. In addition, our product candidates are all in early stages of development or clinical testing. As a result, it may be years before any of our product candidates receives regulatory approval, if at all, and additional clinical trials may fail to demonstrate safety, efficacy or tolerability for our targeted indications.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or any future collaborators and impair our ability to generate revenue from product sales, regulatory and commercialization milestones and royalties. Moreover, if we or any future collaborators are required to conduct additional clinical trials or other testing of our product candidates beyond the trials and testing that we or they contemplate, if we or they are unable to successfully complete clinical trials of our product candidates or other testing or the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or there are unacceptable safety concerns associated with our product candidates, we or any future collaborators may:

•	incur additional unplanned costs, including costs relating to additional required clinical trials or preclinical testing;
•	be delayed in obtaining marketing approval for vilobelimab or any of our other product candidates;
•	not obtain marketing approval at all;
•	obtain approval for indications or patient populations that are not as broad as intended or desired;
•	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing or other requirements; or
•	be required to remove the product from the market after obtaining marketing approval.

Our failure to successfully complete clinical trials of our product candidates and to demonstrate the efficacy and safety necessary to obtain regulatory approval to market any of our product candidates would significantly harm our business.

Our product candidates may cause or be perceived to cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay, denial or withdrawal of regulatory approval by the FDA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. In addition, many of the patients that we enrolled in our clinical trials of vilobelimab for HS suffer from serious pre-existing disorders. While such disorders may lead to serious adverse events during trial periods that may be found to be unrelated to vilobelimab, such events may create a negative safety perception and adversely impact market acceptance of vilobelimab following any approval. For example, in our Phase IIa and IIb clinical trials of vilobelimab for HS, we observed several adverse events, even though they were judged not to be related to vilobelimab administration by the investigator.

If unacceptable side effects arise in the development of our product candidates, we, the FDA or comparable foreign regulatory authorities, the Institutional Review Boards, or IRBs, or independent ethics committees at the institutions in which our studies are conducted or elsewhere, or the Data Safety Monitoring Board, or DSMB, could suspend or terminate our clinical trials or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Side effects, whether treatment-related or not, could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.

Moreover, clinical trials of our product candidates are conducted in carefully defined sets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials, or those of any future collaborator, may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If, following approval of a product candidate, we, or others, discover that the product is less effective than previously believed or causes undesirable side effects that were not previously identified, any of the following adverse events could occur:

•	regulatory authorities may withdraw their approval of the product or seize the product;
•	we, or any future collaborators, may need to recall the product, or be required to change the way the product is administered or conduct additional clinical trials;
•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular product;
•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;
•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;
•	we, or any future collaborators, may be required to create a Medication Guide outlining the risks of the previously unidentified side effects for distribution to patients;
•	we, or any future collaborators, may be required to implement a REMS that imposes distribution and use restrictions or to conduct post-market studies or clinical trials;
•	we, or any future collaborators, could be sued and held liable for harm caused to patients;
•	the product may become less competitive; and
•	our reputation may suffer.

Any of these events could harm our business and operations and could negatively impact our share price.

Our most advanced product candidates are either chimeric or humanized antibody proteins that could cause an immune response in patients, resulting in the creation of harmful or neutralizing antibodies against these therapeutic proteins.

In addition to the safety, efficacy, manufacturing, and regulatory hurdles faced by our product candidates, the administration of proteins such as monoclonal antibodies that are chimeric or humanized, including our product candidates vilobelimab and IFX-2, respectively, can cause an immune response, resulting in the creation of antibodies against the therapeutic protein. These anti-drug antibodies can have no effect or can neutralize the effectiveness of the protein or require that higher doses be used to obtain a therapeutic effect. Whether anti-drug antibodies will be created and how they react can often not be predicted from preclinical or even clinical studies, and their detection or appearance is often delayed. As a result, neutralizing antibodies may be detected at a later date or upon longer exposure of patients with our product candidates, such as following more chronic administration in longer lasting clinical trials. In some cases, detection of such neutralizing antibodies can even occur after pivotal clinical trials have been completed. Therefore, there can be no assurance that neutralizing antibodies will not be detected in future clinical trials or at a later date upon longer exposure (including after commercialization). If anti-drug antibodies reduce or neutralize the effectiveness of our product candidates, the continued clinical development or receipt of marketing approval for any of our product candidates could be delayed or prevented and, even if any of our product candidates is approved, their commercial success could be limited, any of which would impair our ability to generate revenue and continue operations. Low levels of anti-drug antibodies were detected in the Phase IIB Shine Study completed in 2019.

Even if we complete the necessary preclinical studies and clinical trials for vilobelimab and any other product candidates, the marketing approval process is expensive, time consuming and uncertain and may prevent us or any future collaborators from obtaining approvals for the commercialization of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we, or any future collaborators, will obtain marketing approval to commercialize a product candidate.

The research, testing, manufacturing, labeling, approval, selling, marketing, promotion and distribution of products are subject to extensive regulation by the FDA and comparable foreign regulatory authorities. We, and any future collaborators, are not permitted to market our product candidates in the United States or in other countries until we, or they, receive approval of a BLA from the FDA or marketing approval from applicable regulatory authorities outside the United States. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any product candidate in the United States or in any other jurisdiction. We have limited experience in conducting and managing the clinical trials necessary to obtain marketing approvals, including FDA approval of a BLA. Further, there is no prior history of regulatory approval for product candidates targeting C5a inhibition. In addition, while in the past a product was approved for HS using HiSCR as the primary clinical endpoint, in our Phase IIb trial of vilobelimab in HS, for which HiSCR was the primary endpoint and was not met, we developed concerns about HiSCR as a clinical endpoint. We intend to submit a Special Protocol Assessment, or SPA to the FDA outlining the clinical development pathway for vilobelimab in HS, including the use of an alternative endpoint to HiSCR as the primary endpoint in a potential future clinical trial of vilobelimab. However, there is no guarantee that the FDA will accept our request for an SPA. As a result, the regulatory pathway for vilobelimab remains unclear.

The process of obtaining marketing approvals, both in the United States and abroad, is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA or other regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. The FDA, EMA or any comparable foreign regulatory authorities may delay, limit or deny approval of vilobelimab for many reasons, including:

•	we may not be able to demonstrate that vilobelimab is safe and effective as a treatment for our targeted indications to the satisfaction of the FDA, the EMA or comparable foreign regulatory agencies;
•
the FDA, EMA or comparable foreign regulatory authorities may require additional clinical trials or non-clinical studies of vilobelimab in addition to those already performed or planned, either before approval or as a post-approval commitment, which would increase our costs and prolong our development of vilobelimab;

•	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA, EMA or comparable foreign regulatory authorities for marketing approval;
•
the FDA, EMA or comparable foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials, including designated clinical endpoints, such as the use of alternative clinical endpoints to HiSCR in our planned clinical trials of vilobelimab for HS;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;
•	the contract research organizations, or CROs, that we retain to conduct clinical trials may take actions outside of our control that materially adversely impact our clinical trials;
•
the FDA, EMA or comparable foreign regulatory authorities may not find the data from preclinical studies and clinical trials sufficient to demonstrate that the clinical and other benefits of vilobelimab outweigh its safety risks;

•	the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies and clinical trials;
•	the FDA, EMA or comparable foreign regulatory authorities may not accept data generated at clinical trial sites, including for non-compliance with current Good Clinical Practices, or cGCP;
•
if our BLA, when submitted, is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•	the FDA, EMA or comparable foreign regulatory authorities may require development of a risk evaluation and mitigation strategy, or REMS, as a condition of approval;
•
the FDA, EMA or comparable foreign regulatory authorities may identify deficiencies in the manufacturing processes or facilities of our third-party manufacturers, including non-compliance with current Good Manufacturing Practices, or cGMP; or

•	the FDA, EMA or comparable foreign regulatory authorities may change their respective approval policies or adopt new regulations.

Of the large number of drugs in development in the pharmaceutical industry, only a small percentage result in the submission of a BLA to the FDA and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval to market vilobelimab, any such approval may be subject to limitations on the indicated uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure you that vilobelimab will be successfully developed or commercialized.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or other regulatory authority. The FDA or other regulatory authority may conclude that a principal investigator, potentially including because of a financial relationship with us, has a conflict of interest that has affected interpretation of the study. The FDA or other regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or other regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

Any delay in obtaining or failure to obtain required approvals could negatively impact our ability or that of any future collaborators to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact our share price.

Some of our conclusions regarding the potential efficacy of vilobelimab are based on retrospective analyses, which are generally considered less reliable indicators of efficacy than pre-specified analyses.

Following completion of our international SHINE Phase IIb study investigating the safety and efficacy of vilobelimab in patients suffering from moderate to severe HS in 2019, in which the primary endpoint was not met, we performed a post-hoc analysis. That analysis showed multiple signals of efficacy for the vilobelimab high dose group compared to the placebo group within the initial phase of the SHINE study, including reductions in all combined inflammatory lesions and draining fistulas and on the International Hidradenitis Suppurativa Severity Score 4 (“IHS4”). The IHS4 scores all inflammatory lesions and has been developed by an international expert group to score severity and track treatment response, although it has not been utilized as a primary endpoint in late-stage clinical trials in HS, nor has it served as the basis of regulatory approval of a product for HS.

Although we believe that these additional analyses were warranted, a retrospective analysis performed after unblinding trial results can result in the introduction of bias if the analysis is inappropriately tailored or influenced by knowledge of the data and actual results. In particular, the analysis that resulted in a clinically meaningful effect being observed was not pre-specified in the trial design.

Because of these limitations, regulatory authorities typically give greatest weight to results from pre-specified analyses and less weight to results from post-hoc, retrospective analyses. As a result, even if vilobelimab provides confirmatory results for the high dose group compared to the placebo group, the post-hoc nature of our analysis could negatively impact the evaluation by the FDA, the EMA or comparable foreign regulatory authorities.

We depend on enrollment of patients in our clinical studies for our product candidates. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We will also be required to identify and enroll a sufficient number of patients with HS, AAV, PG and cSCC for our planned clinical trials of vilobelimab in these indications. Some of these are rare disease indications or indication with a relatively small patient population. Trial participant enrollment could be limited in future trials given that many potential participants may be ineligible because they are already undergoing treatment with approved medications, or are participating in other clinical trials.

Patient enrollment is affected by other factors, including:

•	severity of the disease under investigation;
•	design of the clinical trial protocol;
•	size and nature of the patient population;
•	eligibility criteria for the trial in question;
•	perceived risks and benefits of the product candidate under trial;
•	perceived safety and tolerability of the product candidate;
•	proximity and availability of clinical trial sites for prospective patients;
•	availability of competing therapies and clinical trials;
•
clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including standard-of-care and any new drugs that may be approved for the indications we are investigating;

•	efforts to facilitate timely enrollment in clinical trials;
•	patient referral practices of physicians; and
•	our ability to monitor patients adequately during and after treatment.

Further, there are only a limited number of specialist physicians who treat patients with these diseases and major clinical centers are concentrated in a few geographic regions. We also may encounter difficulties in identifying and enrolling such patients with a stage of disease appropriate for our ongoing or future clinical trials. In addition, the process of finding and diagnosing patients may prove costly. Our inability to enroll a sufficient number of patients for any of our clinical trials would result in significant delays or may require us to abandon one or more clinical trials.

We have experienced slower recruitment in the clinical trials of vilobelimab for AAV and PG than anticipated because of low disease prevalence, difficulties in diagnosis or due to the COVID-19 pandemic. Further delays in the completion of any clinical trials will increase our costs, slow down our product candidate development and delay or potentially jeopardize our ability to commence marketing and generate revenue. In addition, we may not be able to initiate or continue clinical trials required by the FDA, EMA or other foreign regulatory agencies for vilobelimab or any of our other product candidates that we pursue if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials.

Even if one of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.

Even if vilobelimab or any of our other product candidates is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. As a general proposition, physicians are often reluctant to switch their patients from existing therapies (such as for the treatment of HS) even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching therapy or they are required to switch therapies due to lack of reimbursement for existing therapies. Adalimumab is the only drug approved for the treatment of HS, and even if we are able to obtain marketing approval of vilobelimab for the treatment of HS, we may not be able to successfully convince physicians or patients to switch from adalimumab to vilobelimab. Further, we may face a lack of acceptance by the physician community of the efficacy of targeting C5a to inhibit terminal complement activation compared to targeting C5, which is well established in clinical practice (such as eculizumab). In addition, vilobelimab may not be accepted by physicians or patients if we cannot demonstrate, or if vilobelimab is perceived as not having, strong duration of effect, including compared to existing treatments for HS. The duration of effect of vilobelimab has only been studied prospectively for durations less than the expected duration of any pivotal Phase III clinical trials that we may undertake in the future. It is possible that the effects seen in shorter term clinical trials will not be replicated at later time points or in larger clinical trials. Further, even if we are able to demonstrate our product candidates’ safety and efficacy to the FDA and other regulators, safety concerns in the medical community may hinder market acceptance.

Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources, including management time and financial resources, and may not be successful. If any of our product candidates is approved but does not achieve an adequate level of market acceptance, we may not generate significant revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of the product;
•	the potential advantages of the product compared to competitive therapies, notwithstanding success in meeting or exceeding clinical trial endpoints;
•	the prevalence and severity of any side effects;
•	whether the product is designated under physician treatment guidelines as a first-, second- or third-line therapy;
•	our ability, or the ability of any future collaborators, to offer the product for sale at competitive prices;
•	the product’s convenience and ease of administration compared to alternative treatments;
•	the willingness of the target patient population to try, and of physicians to prescribe, the product;
•	limitations or warnings, including distribution or use restrictions contained in the product’s approved labeling;
•	the strength of sales, marketing and distribution support;
•	changes in the standard of care for the targeted indications for the product; and
•	availability and amount of coverage and reimbursement from government payors, managed care plans and other third-party payors.

The failure of any of our product candidates, if approved, to find market acceptance would harm our business and could require us to seek additional financing.

Even if we, or any future collaborators, are able to commercialize any product candidate that we, or they, develop, the product may become subject to unfavorable pricing regulations or third-party payor coverage and reimbursement policies, any of which could harm our business.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Therefore, our ability, and the ability of any future collaborators, to commercialize any of our product candidates will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from third-party payors including government health administration authorities and public or private health coverage insurers. Third-party payors decide which medications they will cover and establish reimbursement levels. We cannot be certain that reimbursement will be available for vilobelimab or any of our product candidates. Also, we cannot be certain that less fulsome reimbursement policies will not reduce the demand for, or the price we can charge for, our products, if approved. The insurance coverage and reimbursement status of newly approved products for orphan diseases is particularly uncertain and failure to obtain or maintain adequate coverage and reimbursement for vilobelimab or any other product candidates could limit our ability to generate revenue.

If coverage and reimbursement are not available, or reimbursement is available only to limited levels, we, or any future collaborators, may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us, or any future collaborators, to establish or maintain pricing sufficient to realize a sufficient return on our or their investments. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drugs. Marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we, or any future collaborators, might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability or the ability of any future collaborators to recoup our or their investment in one or more product candidates, even if our product candidates obtain marketing approval.

The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability or that of any future collaborators to sell our product candidates profitably. These payors may not view our products, if any, as cost-effective, and coverage and reimbursement may not be available to our customers, or those of any future collaborators, or may not be sufficient to allow our products, if any, to be marketed on a competitive basis. Cost-control initiatives or other policy measures by government authorities could cause us, or any future collaborators, to decrease the price we, or they, might establish for products, which could result in lower than anticipated product revenues. If the prices for our products, if any, decrease or if governmental and other third-party payors do not provide coverage or adequate reimbursement, our prospects for revenue and profitability will suffer.

There may also be delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Reimbursement rates may vary, by way of example, according to the use of the product and the clinical setting in which it is used. Reimbursement rates may also be based on reimbursement levels already set for lower cost drugs or may be incorporated into existing payments for other services.

In addition, increasingly, third-party payors are requiring higher levels of evidence of the benefits and clinical outcomes of new technologies and are challenging the prices charged. We cannot be sure that coverage will be available for any product candidate that we, or any future collaborator, commercialize and, if available, that the reimbursement rates will be adequate. Further, the net reimbursement for drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any of our product candidates for which we, or any future collaborator, obtain marketing approval could significantly harm our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

We currently have no marketing, sales or distribution infrastructure with respect to our product candidates. If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our product candidates.

We currently have no marketing, sales or distribution capabilities and have limited sales or marketing experience within our organization. If any of our product candidates is approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize any such candidate, or to outsource this function to a third party. Either of these options would be expensive and time consuming. Some or all of these costs may be incurred in advance of any approval of our product candidates, including our lead candidate vilobelimab. In addition, we may not be able to hire a sales force in the United States, Europe or other target market that is sufficient in size or has adequate expertise in the medical markets that we intend to target. These risks may be particularly pronounced due to our focus on our initial indications of HS, severe COVID-19 and AAV for vilobelimab, as well as additional focus on PG and cSCC, each of which are disease areas with relatively small patient populations. Any failure or delay in the development of our or third parties’ internal sales, marketing and distribution capabilities would adversely impact the commercialization of vilobelimab and other future product candidates.

With respect to our existing and future product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment or to serve as an alternative to our own sales force and distribution systems. Our product revenue may be lower than if we directly marketed or sold any approved products. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third parties, which may not be successful and are generally not within our control. If we are unable to enter into these arrangements on acceptable terms or at all, we may not be able to successfully commercialize any approved products. If we are not successful in commercializing any approved products, our future product revenue will suffer and we may incur significant additional losses.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

We have limited financial and managerial resources, and therefore we intend to focus on developing product candidates for specific indications that we identify as most likely to succeed, in terms of both their potential for marketing approval and commercialization. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that may prove to have greater commercial potential.

Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to the product candidate.

Clinical development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of vilobelimab or any future product candidate we may develop.

The risk of failure for vilobelimab and any other future product candidates we may develop is high. It is impossible to predict when or if vilobelimab will prove to be effective and safe in humans or will receive regulatory approval for the treatment of HS, severe COVID-19, AAV, PG, and cSCC indication or other new indications. Additionally, before regulatory authorities grant marketing approval for vilobelimab, for any future indications, or any future product candidate that we seek to develop, we will be required to conduct extensive clinical trials to demonstrate safety and efficacy in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. With regard to a potential Phase III clinical trial in HS, it is unclear whether FDA will accept our request for an SPA, approve an alternative primary clinical endpoint, change in dosage, and even in the event approval is received, how many trials and patients will be required for approval. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

We may experience numerous unforeseen events during or as a result of the regulatory approval process that could delay or prevent our ability to receive marketing approval from regulators or commercialize vilobelimab or any future product candidate, including:

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
•
clinical trials of our product candidates may produce negative or inconclusive results, including failure to demonstrate statistical significance, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

•
our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators, ethics committees or institutional review boards to suspend or terminate the trials;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all; and
•
regulators, ethics committees or institutional review boards may require that we or our investigators suspend or terminate clinical development for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks.

We could also encounter delays if a clinical trial is suspended or terminated by us, by an overseeing ethics committee, by the institutional review boards of the institutions in which such trials are being conducted, by the data safety monitoring board for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate drug revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence drug sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval.

Our product development costs will further increase if we experience delays in testing or marketing approvals. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring drugs to market before we do and impair our ability to successfully commercialize our product candidates.

We are evaluating applications for orphan drug designation for vilobelimab in various indications, but we may be unable to obtain any such designation or to maintain the benefits associated with orphan drug status, including market exclusivity, even if that designation is granted.

We are evaluating applications for orphan drug designation for vilobelimab in various indications, and we may seek orphan drug designation for other preclinical product candidates in our pipeline or that we may develop. In the United States and other foreign countries, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA or other foreign regulatory agency grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the FDA review and approval process. Although we are evaluating applications for orphan drug designation in various indications, there can be no assurance that we will obtain such designations. Moreover, obtaining orphan drug designation for one indication does not mean we will be able to obtain such designation for another indication.

If a product that has orphan drug designation from the FDA subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same drug for the same indication for seven years, except in limited circumstances such as if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Similarly, the FDA can subsequently approve a drug with the same active moiety for the same condition during the exclusivity period if the FDA concludes that the later drug is clinically superior, meaning the later drug is safer, more effective, or makes a major contribution to patient care. Even if we were to obtain orphan drug designation for vilobelimab from the FDA, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products, and thus approval of vilobelimab could be blocked for seven years if another company obtains approval and orphan drug exclusivity for the same drug and same condition before us. If we do obtain exclusive marketing rights in the United States, they may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of the relevant patients. Further, exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition, the same drugs can be approved for different indications and might then be used off-label in our approved indication, and different drugs for the same condition may already be approved and commercially available.

Even if we obtain FDA approval of vilobelimab or any of our other product candidates, we may never obtain approval or commercialize our products outside of the United States.

In order to market any approved products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. If approved by the relevant governmental authorities, we expect to market vilobelimab for the treatment of HS and other indications in Europe and jurisdictions outside the United States, in part due to the relatively larger patient population that exists in Europe as compared to that in the United States. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials which would be costly and time consuming and could delay or prevent introduction of vilobelimab or any of our other product candidates in those countries. In addition, we expect to be subject to a variety of risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	differing regulatory requirements in foreign countries;
•
the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
•	economic weakness, including inflation, or political instability in particular foreign economies and markets;
•	foreign reimbursement, pricing and insurance regimes;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	foreign taxes, including withholding of payroll taxes;
•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
•	difficulties staffing and managing foreign operations;
•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;
•
challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geo-political actions, including war and terrorism.

If we or our partners fail to comply with regulatory requirements or to obtain and maintain required approvals, our target market will be reduced, including if we are unable to market vilobelimab for the treatment of HS in Europe or elsewhere, and our ability to realize the full market potential of our product candidates will be harmed.

We are subject to extensive government regulation and the failure to comply with these regulations may have a material adverse effect on our operations and business.

Both before and after approval of any product, we and our suppliers, contract manufacturers and clinical investigators are subject to extensive regulation by governmental authorities in the United States and other countries, covering, among other things, testing, manufacturing, quality control, clinical trials, post-marketing studies, labeling, advertising, promotion, distribution, import and export, governmental pricing, price reporting and rebate requirements. Failure to comply with applicable requirements could result in one or more of the following actions: warning letters; unanticipated expenditures; delays in approval or refusal to approve a product candidate; product recall or seizure; interruption of manufacturing or clinical trials; operating or marketing restrictions; injunctions; criminal prosecution and civil or criminal penalties including fines and other monetary penalties; adverse publicity; and disruptions to our business. Further, government investigations into potential violations of these laws would require us to expend considerable resources and face adverse publicity and the potential disruption of our business even if we are ultimately found not to have committed a violation.

Obtaining FDA, EMA or other regulatory agency approval of our product candidates requires substantial time, effort and financial resources and may be subject to both expected and unforeseen delays, and there can be no assurance that any approval will be granted on any of our product candidates on a timely basis, if at all. The FDA, EMA or other regulatory agencies may decide that our data are insufficient for approval of our product candidates and require additional preclinical, clinical or other studies or additional work related to chemistry, manufacturing and controls, or CMC. If we are required to conduct additional trials or to conduct other testing of our product candidates beyond that which we currently contemplate for regulatory approval, if we are unable to complete successfully our clinical trials or other testing, or if the results of these and other trials or tests fail to demonstrate efficacy or raise safety concerns, we may face substantial additional expenses, be delayed in obtaining marketing approval for our product candidates or may never obtain marketing approval.

We are also required to comply with extensive governmental regulatory requirements after a product has received marketing authorization. Governing regulatory authorities may require post-marketing studies that may negatively impact the commercial viability of a product. Once on the market, a product may become associated with previously undetected adverse effects and/or may develop manufacturing difficulties. As a result of any of these or other problems, a product’s regulatory approval could be withdrawn, which could harm our business and operating results.

Our current and future relationships with third-party payors, health care professionals and customers in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to significant penalties.

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with health care professionals, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal civil False Claims Act, that may constrain the business or financial arrangements and relationships through which we conduct clinical research, sell, market and distribute any drugs for which we obtain marketing approval. In addition, we may be subject to transparency laws and patient privacy regulation by the federal government and by the U.S. states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include the following:

•
the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. Further, several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

•
federal civil and criminal false claims laws, including, without limitation, the federal civil False Claims Act (that can be enforced through civil whistleblower or qui tam actions), and the civil monetary penalties law, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•
the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

•
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on covered healthcare providers, health plans, and healthcare clearinghouses, as well as their business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•
the Physician Payments Sunshine Act, created under Section 6002 of Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the Affordable Care Act, and its implementing regulations, which requires specified manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other ‘‘transfers of value’’ made to physicians, which is defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and teaching hospitals and applicable manufacturers to report annually to CMS ownership and investment interests held by physicians and their immediate family members by the 90th day of each calendar year. All such reported information is publicly available; and

•
analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices, including our relationships with physicians and other healthcare providers, some of whom may recommend, purchase or prescribe vilobelimab, if approved, may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations.

If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations, which could have a material adverse effect on our business. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also materially affect our business.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize vilobelimab and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of vilobelimab, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, President Obama signed into law the Affordable Care Act, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the Affordable Care Act of importance to our potential product candidates are the following:

•
an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•
expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, which include, among other things, new government investigative powers and enhanced penalties for non-compliance;

•
a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 75% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•
expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•
expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	the new requirements under the federal open payments program and its implementing regulations;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Some of the provisions of the Affordable Care Act have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges and the Supreme Court is currently considering the constitutionality of the Affordable Care Act. We believe that the new administration bears support for the expansion of the Affordable Care Act and that President Biden’s health platform includes renewed efforts to protect and build upon the Affordable Care Act, such as expand access, lower costs and simplify the process for individuals and families. However, Congress may consider other legislation to repeal or replace elements of the Affordable Care Act. Although we cannot predict the ultimate content, timing or effect of any changes to the Affordable Care Act or other federal and state reform efforts, we continue to evaluate the effect that the Affordable Care Act, as amended or replaced, will have on our business. In the coming years, additional legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our drug candidate.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year effective April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2025, unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and, accordingly, our financial operations.

We expect that the Affordable Care Act, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drugs.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for drugs. In addition, there have been several recent Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing and reimbursements, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drugs. At the state level, legislatures have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect this trend to continue under the new U.S. presidential administration. However, we cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of vilobelimab, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent drug labeling and post-marketing testing and other requirements.

Even if we, or any future collaborators, obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products, which could impair our ability to generate revenue.

Once marketing approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. We, and any future collaborators, must therefore comply with requirements concerning advertising and promotion for any of our product candidates for which we or they obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we and any future collaborators will not be able to promote any products we develop for indications or uses for which they are not approved.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We, our contract manufacturers, any future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs.

Accordingly, assuming we, or any future collaborators, receive marketing approval for one or more of our product candidates, we, and any future collaborators, and our and their contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

Outside of the United States, international operations are generally subject to extensive governmental price controls and other market regulations. In many countries, such as countries of the European Union, the pricing of prescription pharmaceuticals is subject to varying price control mechanisms, often as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we, or any future collaborators, may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates, and we believe the increasing emphasis on cost-containment initiatives in the Europe Union has and will continue to put pressure on the pricing and usage of our product candidates. As a result, given the relatively smaller target markets for HS and AAV, our initial indications for vilobelimab, in the Europe Union and elsewhere outside the United States, any reduced reimbursement for such product candidates may be insufficient for us to generate commercially reasonable revenue and profits and would adversely affect our financial condition and results of operations.

Any of our product candidates for which we, or any future collaborators, obtain marketing approval in the future could be subject to post-marketing restrictions or withdrawal from the market and we, or any future collaborators, may be subject to substantial penalties if we, or they, fail to comply with regulatory requirements or if we, or they, experience unanticipated problems with our products following approval.

Any of our product candidates for which we, or any future collaborators, obtain marketing approval, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such product, among other things, will be subject to ongoing requirements of and review by the FDA, the EMA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a REMS.

The FDA, the EMA and other regulatory authorities may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we, or any future collaborators, do not market any of our product candidates for which we, or they, receive marketing approval for only their approved indications, we, or they, may be subject to warnings or enforcement action for off-label marketing. Violation of the FDCA and other statutes relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws, including the False Claims Act.

In addition, later discovery of previously unknown adverse events or other problems with our products or their manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on the manufacturing of such products;
•	restrictions on the labeling or marketing of such products;
•	restrictions on product distribution or use;
•	requirements to conduct post-marketing studies or clinical trials;
•	warning letters or untitled letters;
•	withdrawal of the products from the market;
•	refusal to approve pending applications or supplements to approved applications that we submit;
•	recall of products;
•	restrictions on coverage by third-party payors;
•	fines, restitution or disgorgement of profits or revenues;
•	suspension or withdrawal of marketing approvals;
•	refusal to permit the import or export of products;
•	product seizure; or
•	injunctions or the imposition of civil or criminal penalties.

We rely on third parties to conduct our clinical trials. If they do not perform satisfactorily, our business could be harmed.

We do not independently conduct clinical trials of any of our product candidates. We rely on third parties, such as contract research organizations, or CROs, clinical data management organizations, third-party consultants, medical institutions and clinical investigators, to conduct these clinical trials and expect to rely on these third-parties to conduct clinical trials of any other product candidate that we develop. Any of these third parties may terminate their engagements with us under certain circumstances. We may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, there is a natural transition period when a new contract research organization begins work. As a result, delays would likely occur, which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects.

Further, although our reliance on these third parties for clinical development activities limits our control over these activities, we remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. For example, notwithstanding the obligations of a CRO for a trial of one of our product candidates, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA, the EMA and potentially other regulatory agencies of different countries require us to comply with requirements, commonly referred to as current Good Clinical Practices, or cGCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA and regulatory agencies inside the European Union and other regulatory agencies enforce these cGCP regulations through periodic inspections of trial sponsors, principal investigators, clinical trial sites and IRBs. If we or our third-party contractors fail to comply with applicable cGCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other regulatory agencies may require us to perform additional clinical trials before approving our product candidates, which would delay the marketing approval process. We cannot be certain that, upon inspection, the FDA or other regulatory agencies will determine that any of our clinical trials comply with cGCP. We are also required to register clinical trials and post the results of completed clinical trials on a government-sponsored database, such as ClinicalTrials.gov in the United States, within certain timeframes. The same requirement applies to clinical trials outside the United States, such as EudraCT.ema.europa.eu in Europe. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, the third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. In such an event, our financial results and the commercial prospects for any product candidates that we seek to develop could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed.

We expect to seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

We expect to seek one or more collaborators for the development and commercialization of one or more of our product candidates. Likely collaborators may include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. In addition, if we obtain marketing approval for product candidates from foreign regulatory authorities, we may enter into strategic relationships with international biotechnology or pharmaceutical companies for the commercialization of such product candidates outside of the United States.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the potential differentiation of our product candidate from competing product candidates, design or results of clinical trials, the likelihood of approval by the FDA, the EMA or comparable foreign regulatory authorities and the regulatory pathway for any such approval, the potential market for the product candidate, the costs and complexities of manufacturing and delivering the product to patients and the potential of competing products. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such a collaboration could be more attractive than the one with us for our product candidate. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

Collaborations are complex and time-consuming to negotiate and document. Further, there have been a significant number of recent business combinations among large pharmaceutical companies that may have resulted in a reduced number of potential future collaborators. Any collaboration agreements that we enter into in the future may contain restrictions on our ability to enter into potential collaborations or to otherwise develop specified product candidates. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all.

If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

If we enter into collaborations with third parties for the development and commercialization of our product candidates, our prospects with respect to those product candidates will depend in significant part on the success of those collaborations.

We expect to maintain existing collaborations and enter into additional collaborations for the development and commercialization of certain of our product candidates and in certain geographies. For example, we have recently entered into a clinical trial and supply agreement with Merck & Co. Inc. (“Merck”, known as MSD outside the US and Canada) relating to a clinical trial in cSCC. We may have limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on any future collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. In addition, any future collaborators may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

Collaborations involving our product candidates pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•
collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•
collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•
disagreements with collaborators, including disagreements over proprietary rights, including trade secrets and other intellectual property, contract interpretation, or the preferred course of research and development might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•
collaborators may not properly prosecute, maintain, defend or enforce our intellectual property rights or may use our proprietary information or other intellectual property in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or expose us to potential litigation;

•	collaborators may infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

•
collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If any future collaborator of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by us.

Our success depends on our ability to protect our intellectual property and proprietary anti-C5a technology.

Our success depends in large part on our ability to obtain, maintain, protect, defend and enforce patent, trade secret and other intellectual property protection in the United States and other countries worldwide with respect to vilobelimab and other proprietary product candidates. If we do not adequately protect, maintain, defend and enforce our intellectual property rights, competitors may be able to erode, negate or preempt any competitive advantage we may have, which could adversely affect our business and ability to achieve profitability. To seek to protect our proprietary position, we file patent applications in the United States and in certain other countries related to our novel product candidates and their potential use is different medical indications that are important to our business. The patent application and approval process is expensive and time-consuming and we may not be able to file and prosecute all necessary or desirable patent applications and obtain and maintain issued patents at a reasonable cost or in a timely manner.

If the scope of the patent protection we obtain is not sufficiently broad, we may not be able to prevent others from developing and commercializing technology and products similar or identical to ours. The degree of patent protection we require to successfully compete in the market may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, contractors, prospective business collaborators, clinical investigators and other third parties, any of these parties could breach the agreements and disclose such output before a patent application is filed, which could jeopardize our ability to seek and obtain patent protection. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights may be uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. For example, there can be no assurance that our issued patents contain and pending patent applications will contain, when granted, claims of sufficient breadth to cover all antibodies alleged to be a biosimilar of our product candidates. Furthermore, there can be no assurance that our issued patents will not be challenged at the United States Patent and Trademark Office, or USPTO, or foreign patent offices or in court proceedings, and if any such challenge were successful, the scope of our issued patent claims could be limited so as to not cover antibodies alleged to be a biosimilar of our product candidates. In addition, changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. In addition, the laws of foreign countries may not protect our rights to the same extent or in the same manner as the laws of the United States. For example, patent laws in various jurisdictions, including significant commercial markets such as Europe, restrict the patentability of methods of treatment of the human body more than United States law does.

Some of our future patents and patent applications and other intellectual property may be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications or other intellectual property, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we would need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Furthermore, we, or any future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our patents covering our proprietary anti-C5a technology may be subject to challenge, narrowing, circumvention and invalidation by third parties.

Any of our patents may be challenged, narrowed, circumvented, or invalidated by third parties. The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

In addition, our competitors and other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. For example, a third party may develop a competitive therapy that provides benefits similar to vilobelimab or other product candidates but that uses a technology that falls outside the scope of our patent protection. Our competitors may also seek approval to market generic versions of any approved products and in connection with seeking such approval may claim that our patents are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid or unenforceable, or that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We cannot be sure that we were the first to make the anti-C5a technologies claimed in our patents or patent applications or that we were the first to file for patent protection.

Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Similarly, we cannot be certain that parties from whom we may license or purchase patent rights were the first to make relevant claimed inventions, or were the first to file for patent protection for them. If third parties have filed patent applications on inventions claimed in our patents or applications on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent the subject matter covered our patent applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether our invention was derived from theirs.

The patent application process is subject to numerous risks and there can be no assurance that we will be successful in obtaining patents for which we have applied.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our future development partners will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

•
the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case;

•	the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance;

•	patent applications may not result in any patents being issued;

•	patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, narrowed, found to be unenforceable or otherwise may not provide any competitive advantage;

•
our competitors, many of whom have substantially greater resources and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use, and sell our potential product candidates;

•
there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

•
countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations, and prospects.

It is difficult and costly to protect our intellectual property and our proprietary anti-C5a technologies, and we may not be able to ensure their protection.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for the composition, use and structure of our product candidates, the methods used to manufacture them, the related therapeutic targets and associated methods of treatment as well as on successfully defending these patents against potential third-party challenges. Our ability to protect our product candidates from unauthorized making, using, selling, offering to sell or importing by third parties is dependent on the extent to which we have rights under valid and enforceable patents that cover these activities.

The ultimate determination by the USPTO or by a court or other trier of fact in the United States, or any corresponding foreign patent offices or courts or other triers of fact, on whether a claim meets all requirements of patentability cannot be assured. Although our C5a inhibitor portfolio consists of three families of patent applications that we own directed to C5a inhibitors and related methods of use, we cannot predict the breadth of claims that may be allowed or enforced in our patents or patent applications, in our future licensed patents or patent applications or in third-party patents.

We cannot provide assurances that any of our patent applications will be found to be patentable, including over our own prior art patents, publications or other disclosures, or will issue as patents. Furthermore, given the differences in patent laws in the United States, Europe and other foreign countries, for example, the availability of grace periods for filing patent applications and what can be considered as prior art, we cannot make any assurances as to the scope of any claims that may issue from our pending and future patent applications in the United States or in other jurisdictions. Similarly, we cannot make any assurances as to the scope of any claims that may survive a proceeding initiated by a third party challenging the patentability, validity or enforceability of our patents and patent applications in the United States or in other jurisdictions. Any such challenge, if successful, could limit patent protection for our product candidates and/or materially harm our business.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•
we may not be able to generate sufficient data to support patent applications that protect the entire breadth of developments in one or more of our programs, including our Hidradenitis Suppurativa (HS) program;

•
it is possible that one or more of our pending patent applications will not become an issued patent or, if issued, that the patent(s) will be insufficient to protect our technology or products, provide us with a basis for commercially viable products or provide us with any competitive advantages;

•	if our pending patent applications issue as patents, they may be challenged by third parties as not infringed, invalid or unenforceable under United States or foreign laws; or

•	if issued, the patents under which we hold rights may not be valid or enforceable.

In addition, to the extent that we are unable to obtain and maintain patent protection for one of our product candidates or in the event that such patent protection expires, it may no longer be cost-effective to extend our portfolio by pursuing additional development of a product or product candidate for follow-on indications. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Obtaining and maintaining patent protection of our anti-C5a technologies depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. We may enter into certain license agreements where we will not have the ability to maintain or prosecute patents in the portfolio and must therefore rely on third parties to take such actions and comply with certain requirements. Failure by us or our future or any existing licensors to maintain protection of our patent portfolio could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, it is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced, eliminated, invalid and/or unenforceable. If any of our present or future partners, collaborators, licensees, or licensors, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have a material adverse effect on our business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time and if we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally twenty years after it is filed. Various extensions may be available, however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to our product candidates.

Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments and similar legislation in the EU. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. In Europe, a maximum of five and a half years of supplementary protection can be achieved for an active ingredient or combinations of active ingredients of a medicinal product protected by a basic patent, if a valid marketing authorization exists (which must be the first authorization to place the product on the market as a medicinal product) and if the product has not already been the subject of supplementary protection. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced and could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Recent patent reform legislation in the United States, including the Leahy-Smith America Invents Act, or the America Invents Act, could increase those uncertainties and costs. The America Invents Act was signed into law on September 16, 2011, and many of the substantive changes became effective on March 16, 2013. The America Invents Act reforms United States patent law in part by changing the U.S. patent system from a “first to invent” system to a “first inventor to file” system, expanding the definition of prior art, and developing a post-grant review system. This legislation changed United States patent law in a way that may weaken our ability to obtain patent protection in the United States for those applications filed after March 16, 2013.

Further, the America Invents Act created new procedures to challenge the validity of issued patents in the United States, including post-grant review and inter partes review proceedings, which some third parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent with an effective filing date of March 16, 2013 or later, a petition for post-grant review can be filed by a third party in a nine-month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine-month period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of our patents are challenged by a third party in such a USPTO proceeding, there is no guarantee that we or our licensors or collaborators will be successful in defending the patent, which would result in a loss of the challenged patent right to us.

In addition, recent court rulings in cases such as Association for Molecular Pathology v. Myriad Genetics, Inc., BRCA1- & BRCA2-Based Hereditary Cancer Test Patent Litigation, Promega Corp. v. Life Technologies Corp. AbbVie Deutschland GmbH v. Janssen Biotech, Inc. and Amgen v. Sanofi have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Any changes to patent law in the U.S. or other jurisdictions that impairs our ability to protect vilobelimab and other product candidates or their use in therapy could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Others may claim an ownership interest in our intellectual property and proprietary anti-C5a technologies which could expose us to litigation and have a significant adverse effect on our prospects.

A third party may claim an ownership interest in one or more of our, or our future or any existing licensors’, patents or other proprietary or other intellectual property rights. A third party could bring legal actions against us and seek monetary damages and/or enjoin clinical testing, manufacturing and marketing of the affected product or products. While we are presently unaware of any material claims or assertions by third parties with respect to our patents or other intellectual property, we cannot guarantee that a third party will not assert a claim or an interest in any of such patents or other intellectual property. If we become involved in any litigation, it could consume a substantial portion of our resources, and could cause a significant diversion of effort by our technical and management personnel. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product, in which case we may be required, for example, to pay substantial royalties or grant cross-licenses to our patents. We cannot, however, assure you that any such license will be available on acceptable terms, if at all. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations as a result of claims of patent infringement or other violations of other intellectual property rights. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we are sued for infringing, misappropriating, or otherwise violating intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates without infringing, misappropriating, or otherwise violating the proprietary or any other intellectual property rights of third parties. Third parties may have U.S. and non-U.S. issued patents and pending patent applications relating to compounds, methods of manufacturing compounds and/or methods of use for the treatment of the disease indications for which we are developing our product candidates that may cover our product candidates or approach to complement inhibition. If any third-party patents or patent applications are found to cover our product candidates or their methods of use or manufacture, or our approach to complement inhibition, we may not be free to manufacture or market our product candidates as planned without obtaining a license, which may not be available on commercially reasonable terms, or at all.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our product candidates, including interference and post-grant proceedings before the USPTO. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the composition, use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Accordingly, third parties may assert infringement claims against us based on intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found to infringe, misappropriate, or otherwise violate a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or commercializing the infringing product candidate or product. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively or additionally, it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the trade secrets or other confidential information of any third parties could have a similar negative impact on our business. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property and proprietary anti-C5a technology.

Many of our current and former employees and our licensors’ current and former employees, including our senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including some which may be competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such third party. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while we typically require our employees, consultants and contractors who are involved in the development of intellectual property for us within the scope of such employees’, consultants’ and contractors’ employment or other engagement by us to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, or such agreements may be breached or alleged to be ineffective, which may result in claims by or against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Certain of our employees and patents are subject to German law.

A number of our personnel, including our directors, work in Germany and may be subject to German employment law through their employment contracts. Inventions which may be the subject of a patent or of protection as a utility model as well as technical improvement proposals for other technical innovations that may not be the subject of a patent or of protection as a utility model made by such employees are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our current or past employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this act or alleged non-adherence to the provisions of this act, any of which may be costly to resolve and take up our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees retain rights to patents they invented or co-invented and disclosed to us prior to October 1, 2009. While we believe that all of our current and past German employee inventors have subsequently assigned to us their interest in patents and inventions they invented or co-invented, there can be no assurance that all such assignments are fully effective. Even if we lawfully own all inventions of our employee inventors who are subject to the German Act on Employees’ Inventions, we are required under German law to reasonably compensate such employees for the use of the patents. If we are required to pay increased compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

If any of our current or past employees obtain or retain ownership of any inventions or other intellectual property rights that we believe we own, we may lose valuable intellectual property rights and may be required to obtain and maintain licenses from such employees to such inventions or intellectual property rights, which may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain a license to any such employee’s interest in such inventions or intellectual property rights, we may need to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop. In addition, any loss of exclusivity of our intellectual property rights could limit our ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We only have a limited number of employees to manage and operate our business.

As of December 31, 2020, we had 49 full-time or part-time employees. Our focus on the development of vilobelimab requires us to optimize cash utilization and to manage and operate our business with limited personnel. We cannot assure you that we will be able to hire additional employees and/or retain adequate staffing levels to develop vilobelimab or run our operations or to accomplish all the objectives that we otherwise would seek to accomplish.

We depend heavily on our executive officers and directors, and the loss of their services would materially harm our business.

Our success depends, and will likely continue to depend, upon our ability to hire and retain the services of our current executive officers, directors, principal consultants and others. We are highly dependent on the management, development, clinical, financial and business development expertise of Professor Niels Riedemann, our Chief Executive Officer, Professor Renfeng Guo, our Chief Scientific Officer, Dr. Korinna Pilz, our Global Head of Clinical Development, Dr. Thomas Taapken, our Chief Financial Officer and Jordan Zwick, our Chief Strategy Officer. Our ability to compete in the biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel.

Our industry has experienced a high rate of turnover of management personnel in recent years. Any of our personnel may terminate their employment at will. If we lose one or more of our executive officers or other key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain marketing approval of and commercialize products successfully.

Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key employees on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

We rely on consultants and advisors, including scientific, strategic, regulatory and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by other entities and may have commitments under consulting or advisory contracts with those entities that may limit their availability to us. If we are unable to continue to attract and retain highly qualified personnel, our ability to develop and commercialize our product candidates will be limited.

Our employees, independent contractors, consultants, collaborators and contract research organizations may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk that our employees, independent contractors, consultants, collaborators and contract research organizations may engage in fraudulent conduct or other illegal activity. Misconduct by those parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to us that violates: (i) FDA regulations or similar regulations of comparable non-U.S. regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities, (ii) manufacturing and clinical trial conduct standards, (iii) federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable non-U.S. regulatory authorities, and (iv) laws that require the reporting of financial information or data accurately. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could have a material adverse effect on our ability to operate our business and our results of operations.

We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development and regulatory affairs, as well as to support our public company operations. To manage these growth activities, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Our management may need to devote a significant amount of its attention to managing these growth activities. Moreover, our expected growth could require us to relocate to a different geographic area of the country. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion or relocation of our operations, retain key employees, or identify, recruit and train additional qualified personnel. Our inability to manage the expansion or relocation of our operations effectively may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy, including the successful development and commercialization of our product candidates.

The legal and regulatory environment related to data privacy is becoming stricter, which could result in additional costs or changes to the manner in which we handle personal information, and a failure to comply with such laws or regulations, or to otherwise protect personal data in our possession or control, could result in fines, litigation, or other penalties as well as reputational damage.

We are subject to laws, regulations, and contractual obligations related to privacy, data protection, information security, including (i) the EU General Data Protection Regulation, which came into effect on May 25, 2018 and which provides for greater penalties for noncompliance than previous European data protection laws, with potential fines of up to the greater of €20 million or 4% of total annual worldwide turnover and (ii) the California Consumer Privacy Act, which came into effect on January 1, 2020 and which provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation.

As privacy, data protection and information security laws evolve and are implemented, interpreted and applied, our compliance costs may increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place. Additionally, compliance with such obligations and regulations could significantly impact our current and planned privacy and information security practices, our collection, use, sharing, retention and safeguarding of personal data, and our current and planned business activities and operations. A failure to comply with such obligations or regulations could result in fines, litigation, or other penalties and adversely impact our reputation.

Our ability to use our net operating loss carry forwards and other tax attributes may be limited.

Our ability to utilize our net operating losses, or NOLs, is currently limited, and may be limited further, under Section 8c of the German Corporation Income Tax Act (“Körperschaftsteuergesetz” or KStG) and Section 10a of the German Trade Tax Act (“Gewerbesteuergesetz” or GewStG). These limitations apply if a qualified ownership change, as defined by Section 8c KStG, occurs and no exemption is applicable. Generally, a qualified ownership change occurs if more than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. A qualified ownership change may also occur in case of a transaction comparable to a transfer of shares or voting rights or in case of an increase in capital leading to a respective change in the shareholding. In the case of such a qualified ownership change tax loss carry forwards expire in full. To the extent that the hidden reserves (stille Reserven) taxable in Germany exceed the tax loss carry forward, they may be further utilized despite a qualified ownership change. In case of a qualified ownership change within a group, tax loss carry forwards will be preserved if certain conditions are satisfied. Additionally, tax loss carry forwards may be retained upon application under certain conditions, to the extent that the corporation has exclusively maintained the same business operations since its establishment or at least since the beginning of the third year prior to qualified ownership change (“fortführungsgebundener Verlustvortrag”). If the aforementioned application is made and, after the qualified change of ownership, this business operation is discontinued, the most recently determined tax loss carry forward would be lost.

An appeal has been filed by the fiscal court of Hamburg dated August 29, 2017 – 2 K 245/17 with regard to Section 8c, paragraph 1, sentence 2 KStG (in its superseded version, now: Section 8c paragraph 1 sentence 1 KStG) that is, the forfeiture of all tax loss carryforwards in case more than 50% of shares/voting rights will be assigned to a new shareholder. The appeal is still pending. It is unclear when the Federal Constitutional Court will decide this case. According to statements in German legal literature, there are good reasons to believe that the Federal Constitutional Court may come to the conclusion that Section 8, paragraph 1, sentence 2 KStG (in its superseded version) is not in line with the German constitution.

As of December 31, 2020, we had NOL carry forwards for German tax purposes of €142.0 million available. Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c KStG, or a Section 10a GewStG limitation. Any limitation may result in the expiration of the complete tax operating loss carry forwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry forwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

As of December 31, 2020, our U.S. subsidiary, InflaRx Pharmaceuticals, Inc., had approximately €6.1 million of net operating losses for U.S. federal income tax purposes. Transfers or issuances of our equity may impair or reduce the ability of InflaRx Pharmaceuticals, Inc. to utilize U.S. federal net operating loss carryforwards and certain other tax attributes in the future. Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), contains rules that limit the ability of a company that undergoes an “ownership change” to utilize its net operating loss and tax credit carry forwards and certain built-in losses recognized in years after the ownership change. An “ownership change” is generally defined as an increase in ownership of a corporation’s stock by more than 50 percentage points over a rolling three-year period by stockholders that own (directly, indirectly or constructively) 5% or more of the stock of a corporation at any time during the relevant rolling three-year period. If an ownership change occurs, Section 382 imposes an annual limitation on the use of pre-ownership change net operating losses, credits and certain other tax attributes to offset taxable income earned after the ownership change. The annual limitation is generally equal to the product of the applicable long-term tax-exempt rate in effect for the month in which the ownership change occurs and the value of the company’s stock immediately before the ownership change (subject to some adjustments). For example, this annual limitation may be adjusted to reflect any unused annual limitation for prior years and certain recognized (or treated as recognized) built-in gains and losses for the year. In addition, Section 383 generally limits the amount of tax liability in any post-ownership change year that can be reduced by pre-ownership change tax credit carryforwards or capital loss carryforwards. No assurance can be given that prior transactions have not resulted in an ownership change for purposes of Section 382 of the Code or that future transactions will not result in an ownership change. Even if a subsequent transaction does not result in an ownership change, it may materially increase the likelihood that we will undergo an ownership change in the future. Sales of our common shares by stockholders, whose interests may differ from our interests, may increase the likelihood that we or one of our subsidiaries undergoes an ownership change. If we or our subsidiaries have or were to undergo an ownership change, it could result in increased future tax liability to us.

We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.

Since incorporation we intend to have, on a continuous basis, our place of effective management in Germany. We will therefore be a tax resident of Germany under German national tax law. By reason of our incorporation under Dutch law, we are also deemed tax resident in the Netherlands under Dutch tax law. However, based on our current management structure and current tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we should be tax resident solely in Germany for the purposes of the convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012. However, we may become subject to limited income tax liability in other countries with regard to the income generated in the respective other country, for example, due to the existence of a permanent establishment or a permanent representative.

The applicable tax laws or interpretations thereof may change. Furthermore, whether we have our place of effective management in Germany and are as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof and changes to applicable facts and circumstances (for example, a change of board members or the place where board meetings take place), may result in us becoming a tax resident of a jurisdiction other than Germany. As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our share price and trading volume to decline. However, if there is a double tax treaty between Germany and the respective other country the double taxation of income may be avoided. Thus, the detrimental tax effects should be mitigated by the application of the respective double tax treaty.

We believe it is likely that we were a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in 2018, 2019 and 2020, and we may be a PFIC in one or more future taxable years. U.S. shareholders may be subject to adverse U.S. federal income tax consequences in 2020 and in any future taxable year in which we are a PFIC.

We believe it is likely that we were a PFIC for U.S. federal income tax purposes in 2018, 2019 and 2020, and we may be a PFIC in one or more future taxable years. In addition, we may, now or in the future directly or indirectly, hold equity interests in other PFICs. Under the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. It is possible that we will be a PFIC in any future taxable year because, among other things, (i) we currently own a substantial amount of passive assets, including cash and securities that may give rise to passive income, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, and (iii) the composition of our income may vary substantially over time.

If we are a PFIC for any taxable year during which a U.S. investor holds common shares, we would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds common shares, even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements.

If we pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands.

As an entity incorporated under Dutch law, but with its place of effective management in Germany (and not in the Netherlands), our dividends are generally subject to German dividend withholding tax and not Dutch dividend withholding tax. Dutch dividend withholding tax is required to be withheld from dividends if and when paid to Dutch resident holders of our shares (and non-Dutch resident holders of our shares that have a permanent establishment in the Netherlands to which their shareholding is attributable). As a result, upon a payment (or deemed payment) of dividends, we will be required to identify our shareholders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. We may approach Dutch Revenue prior to a payment of dividends to apply for a tax ruling confirming that no withholding of any Dutch dividend tax is applicable at all (as the dividend withholding tax can generally be credited against a Dutch resident shareholder’s income tax anyway). The outcome of tax ruling requests is uncertain. If a favorable tax ruling cannot be obtained and if the identity of our shareholders cannot be determined, withholding of both German and Dutch dividend tax may occur, upon a payment of dividends.

Dividends distributed on our shares to certain related parties in low-taxed jurisdictions might in the future become subject to an additional Dutch withholding tax on dividends.

Under current Dutch law, dividends paid to holders of our shares could become subject to Dutch dividend withholding tax at a rate of 15% under the Dutch Dividend Withholding Tax Act. In a letter to the Dutch parliament dated May 29, 2020, the Dutch State Secretary for Finance announced that the government intends to introduce an additional withholding tax on dividends paid (i) to group entities in jurisdictions that have a corporate income tax rate below 9%, (ii) to group entities in jurisdictions that are included on the EU’s blacklist of non-cooperative jurisdictions or (iii) in certain abusive situations, effective January 1, 2024. On September 25, 2020, the Dutch government launched an internet consultation to provide interested parties the opportunity to respond to the draft legislative proposal to introduce the conditional withholding tax on dividends. Pursuant to the proposal published for consultation purposes, the conditional withholding tax on dividend payments will be implemented in the form of an amendment to the recently passed conditional withholding tax on interest and royalty payments pursuant to the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021), which act will become effective January 1, 2021. The proposal published for consultation purposes stipulates that the rate will be equal to the highest Dutch corporate income tax rate (currently 25%) at the time of the dividend payment. At the same time, the current Dutch dividend withholding tax regime is anticipated to remain in place. However, if the dividend withholding tax and the conditional withholding tax on dividends cumulate, the proposal published for consultation purposes stipulates that the conditional withholding tax will be reduced by the dividend withholding tax levied. As a result, if the shareholder being a related entity (A) is established or has a permanent establishment in a jurisdiction that has a corporate tax rate below 9% or in a jurisdiction included on the EU’s blacklist of non-cooperative jurisdictions, (B) is a hybrid entity or a reverse hybrid entity or (C) is interposed to avoid tax otherwise due by another entity, the tax rate on dividends may rise from 15% to the highest corporate tax rate (currently 25%). The internet consultation closed on October 23, 2020. After the internet consultation, the Dutch government aims to prepare the final legislative proposal in early 2021.

We are a Dutch public company with limited liability. The rights of our shareholders are different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in a similar fashion afforded by incorporation in a U.S. jurisdiction.

We are a public company with limited liability (naamloze vennootschap) organized under the laws of the Netherlands. Our corporate affairs are governed by our Articles of Association and by the laws governing companies incorporated in the Netherlands. However, there can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

The rights of shareholders and the responsibilities of directors may be different from the rights and obligations of shareholders and board members in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our executive officers and board of directors are required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

Provisions of our Articles of Association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent, delay or frustrate any attempt to replace or remove the members of our board of directors.

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. Our governance arrangements include several provisions that may have the effect of making a takeover of our company more difficult or less attractive. In this respect, our general meeting of shareholders granted the right to an independent foundation under Dutch law, or protective foundation, to acquire preferred shares pursuant to a call option agreement, or the call option agreement, entered into between us and such foundation. This call option under the call option agreement shall be continuous in nature and can be exercised repeatedly on multiple occasions.

If the protective foundation exercises the call option pursuant to the call option agreement, an amount of preferred shares up to 100% of our issued capital held by others than the protective foundation, minus one share, will be issued to the protective foundation. These preferred shares will be issued to the protective foundation under the obligation to pay up to 25% of their nominal value upon issuance. In order for the protective foundation to finance the issue price in relation to the preferred shares, the protective foundation is expected to enter into a finance arrangement with a bank. As an alternative to securing financing with a bank, subject to applicable restrictions under Dutch law, the call option agreement provides that the protective foundation may request us to provide, or cause our subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy the payment obligation (or part thereof) in cash and/or to charge an amount equal to the payment obligation (or part thereof) against our profits and/or reserves in satisfaction of such payment obligation.

The protective foundation’s articles of association provide that it will promote and protect the interests of the company, the business connected with the company and the company’s stakeholders from time to time, and repressing possible influences which could threaten the strategy, continuity, independence and/or identity of the company or the business connected with it, to such an extent that this could be considered to be damaging to the aforementioned interests. These influences may include a third party acquiring a significant percentage of our common shares, the announcement of an unsolicited public offer for our common shares, shareholder activism, other concentration of control over our common shares or any other form of undue pressure on us to alter our strategic policies. The protective foundation shall be structured to operate independently of us.

If the protective foundation were to exercise its call option, the preferred shares to be issued pursuant thereto would be issued against the obligation to pay up to 25% of their nominal value. The voting rights of our shares are based on nominal value and, as we expect our common shares to trade substantially in excess of nominal value, preferred shares issued at 25% of their nominal value can carry significant voting power for a substantially reduced price compared to the price of our common shares and thus can be used as a defensive measure. These preferred shares will have both a liquidation and dividend preference over our common shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require us to cancel its preferred shares once the perceived threat to the company and its stakeholders has been removed or sufficiently mitigated or neutralized. However, subject to the same limitations described above, the protective foundation would continue to have the right to exercise the call option in the future in response to a new threat to the interests of us, our business and our stakeholders from time to time.

In addition, certain provisions of our Articles of Association may make it more difficult for a third party to acquire control of us or effect a change in our board of directors. These provisions include: a provision that our directors are appointed on the basis of a binding nomination prepared by our board of directors which can only be overruled by a two-thirds majority of votes cast representing more than 50% of our issued share capital; a provision that our directors may only be removed by the general meeting of shareholders by a two-thirds majority of votes cast representing more than 50% of our issued share capital (unless the removal is proposed by the board in which case a simple majority of the votes can be sufficient); and a requirement that certain matters, including an amendment of our Articles of Association, may only be brought to our shareholders for a vote upon a proposal by our board of directors.

We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

We are a Dutch public company with limited liability (naamloze vennootschap), and we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions that regulate relations between the board of directors and the shareholders (such as the general meeting of shareholders). The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting NASDAQ requirement), the company is required to give the reasons for such non-compliance.

The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including NASDAQ. We do not comply with all the best practice provisions of the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands, and our headquarters is located in Germany. Substantially all of our assets are located outside the United States. The majority of our directors and executive officers reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgements predicated upon the civil liability provisions of the federal securities laws of the United States.

There is currently no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgements (other than arbitration awards) in civil and commercial matters. Therefore, a final judgement for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally, subject to compliance with certain procedural requirements, grant the same judgement without a review of the merits of the underlying claim if such judgement (i) is a final judgement and has been rendered by a court which has established its jurisdiction vis-à-vis the relevant Dutch companies or Dutch company, as the case may be, on the basis of internationally accepted grounds of jurisdiction, (ii) has not been rendered in violation of principles of proper procedure (behoorlijke rechtspleging), (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgement of a Netherlands court rendered in a dispute between the same parties, or (b) a prior judgement of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgement is capable of being recognized in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards.

Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgements of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgements obtained in U.S. courts in civil and commercial matters, including judgements under the U.S. federal securities.

The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgements in civil and commercial matters. Consequently, a final judgement for payment or declaratory judgements given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Germany. German courts may deny the recognition and enforcement of a judgement rendered by a U.S. court if they consider the U.S. court not to be competent or the decision to be in violation of German public policy principles. For example, judgements awarding punitive damages are generally not enforceable in Germany. A German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

In addition, actions brought in a German court against us, our directors, our executive officers and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. German procedural law does not provide for pre-trial discovery of documents, nor does Germany support pre-trial discovery of documents under the 1970 Hague Evidence Convention. Proceedings in Germany would have to be conducted in the German language and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, our directors, our executive officers and the experts named in our Annual Report on Form 20-F.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or directors, executive officers or certain experts named herein who are residents of or possessing assets in the Netherlands, Germany, or other countries other than the United States any judgements obtained in U.S. courts in civil and commercial matters, including judgements under the U.S. federal securities laws.

Dutch cooling-off period in face of shareholder activism or hostile take-over.

As of February 12, 2021, a bill is pending in Dutch Senate which, if enacted in its current form, would introduce a statutory cooling-off period of up to 250 days during which the general meeting of shareholders would not be able to dismiss, suspend or appoint members of the board of directors (or amend the provisions in the Articles of Association dealing with those matters) unless those matters would be proposed by the board of directors. This cooling-off period could be invoked by the board of directors in case:

•
shareholders, using either their shareholder proposal right or their right to request a general meeting of shareholders, propose an agenda item for the general meeting of shareholders to dismiss, suspend or appoint a member of the board of directors (or to amend any provision in the Articles of Association dealing with those matters); or

•
a public offer for the Company is made or announced without the Company’s support, provided, in each case, that the board of directors believes that such proposal or offer materially conflicts with the interests of the Company and its business.

The cooling-off period, if invoked, ends at occurrence of the earliest of the following events:

•	the expiration of 250 days from:

o	in case of shareholders using their shareholder proposal right, the day after the deadline for making such proposal expired;

o	in case of shareholders using their right to request a general meeting of shareholders, the day when they obtain court authorization to do so; or

o	in case of a hostile offer being made, the first following day;

•	the day after the hostile offer having been declared unconditional; or

•	the board of directors voluntarily terminating the cooling-off period.

            In addition, shareholders representing at least 3% of our issued share capital may request the Dutch Enterprise Chamber of the Amsterdam Court of Appeals for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

•
the board of directors, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have come to the conclusion that the relevant shareholder proposal or hostile offer constituted a material conflict with the interests of the Company and its business;

•	the board of directors cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; and

•
if other defensive measures have been activated during the cooling-off period and not terminated or suspended at the relevant shareholders’ request within a reasonable period following the request (i.e., no ‘stacking’ of defensive measures).

During the cooling-off period, if invoked, the board of directors must gather all relevant information necessary for a careful decision-making process. In this context, the board of directors must at least consult with shareholders representing at least 3% of our issued share capital at the time the cooling-off period was invoked and the Dutch works council. Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication.

Ultimately one week following the last day of the cooling-off period, the board of directors must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting of shareholders.

COVID-19 has adversely impacted, and could continue to impact, our business, including our supply chain, clinical trials and commercialization of our product candidates.

The global COVID-19 pandemic is impacting almost every corner of the globe. The continued spread of the SARS-CoV-2 virus is adversely impacting clinical and preclinical trials globally and in different therapeutic areas. Our clinical trials or preclinical studies, including our ability to recruit and retain patients, principal investigators and site staff who, as healthcare providers, were impacted in 2020 and may be further significantly impacted. We or our third-party contractors manufacture our product candidates and perform clinical studies in different countries, including in Europe, Asia, the United States and South America. The impact of the COVID-19 pandemic varies among these countries; however, measures implemented by local or governmental authorities to counter the spread of the SARS-CoV-2 virus have affected the ability of clinical and other staff to access research sites, including hospitals, manufacturing plants and laboratories, which could significantly delay or impede our or our contractor’s activities in such countries. Such delays or impediments could have a material adverse effect on our business, financial condition, results of operations, and prospects.

The negative impact of the pandemic has had and may continue to have on patient enrollment and treatment, and the timing and execution of our clinical trials, could cause costly delays to our clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to advance towards commercialization, increase operating expenses and have a material adverse effect on our business and financial results.

In response to the COVID-19 pandemic, we have implemented, and continue to implement, mitigation procedures designed to enable us to address the various issues that continue to arise from the COVID-19 pandemic, although there can be no assurance that these procedures will be successful or that we can avoid a material and adverse disruption to our business. As the pandemic continues, we experienced the prioritization of hospital resources toward the outbreak and further restrictions on travel. Furthermore, some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services.

The COVID-19 pandemic may also further negatively affect the operations of third-party contract research organizations that we rely upon to carry out our clinical trials or the operations of our third-party manufacturers, each of which could result in delays or disruptions in the supply of our product candidates. While our supply chain has not been significantly affected, there can be no assurances that we will not experience supply disruptions in the future.

In addition, the spread of COVID-19 has resulted in significant governmental measures being implemented to control the spread of the SARS-CoV-2 virus. Public health officials have recommended and mandated precautions to mitigate the spread of COVID-19, including prohibitions on congregating, traveling across borders, shelter-in-place orders and other similar measures. We have taken precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring some or all of our employees to work remotely, suspending all non-essential travel. Such measures have been implemented to warrant the health and well-being of our employees, but they could negatively affect our business as remote work may prove to be less effective in conducting our business operations.

The COVID-19 pandemic has also caused volatility in the global financial markets and has resulted in an associated recession in the global economy, which in the long term may negatively affect our ability to raise additional capital on attractive terms or at all.

Considering the evolving nature of the SARS-CoV-2 virus, the impact of the COVID-19 pandemic on our business, financial condition and results of operations could materially change in the future. The degree to which the COVID-19 pandemic affects us will depend on future developments that are highly uncertain, including, but not limited to, the duration and severity of the COVID-19 pandemic, the actions taken to reduce/cease the virus’ transmission and the extent to which more stable economic and operating conditions resume. If the COVID-19 pandemic and the associated recession continue for a prolonged period of time, our business, financial condition, results of operations, and clinical trial activities could be further negatively impacted.

Forward-looking Statements

This Report of Foreign Private Issuer contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this Report of Foreign Private Issuer and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the timing, progress and results of clinical trials of vilobelimab and any other product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally; the timing and outcome of any discussions or submission of filings for regulatory approval of vilobelimab or any other product candidate, and the timing of and our ability to obtain and maintain regulatory approval of vilobelimab for any indication; our ability to leverage our proprietary anti-C5a technology to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab and any other product candidates, and the scope of such protection; whether the Food and Drug Administration, European Medicines Agency or comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; the success of our future clinical trials for vilobelimab and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials; our expectations regarding the size of the patient populations for, market opportunity for and clinical utility of vilobelimab or any other product candidates, if approved for commercial use; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and potentially for commercial supply of vilobelimab; our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our expectations regarding the scope of any approved indication for vilobelimab; our ability to defend against costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales; our ability to commercialize vilobelimab or our other product candidates; if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview; our ability to comply with enacted and future legislation in seeking marketing approval and commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; our competitive position and the development of and projections relating to our competitors in the development of C5a inhibitors or our industry; and our expectations regarding the time during which we will be an emerging growth company under the JOBS Act or a foreign private issuer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: February 24, 2021	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer